

May 1, 2014

Via E-mail
William J. Clough
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

      Re: CUI Global, Inc.
            Item 4.01 Form 8-K
            Filed April 4, 2014
            File No. 001-35407

Dear Mr. Clough:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director